October 26, 2016

Kimberly Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Altegris Managed Futures Strategy Fund

Dear Ms. Browning:

On August 29, 2016, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Probabilities Sector Rotation Fund (the "Fund") a series of the Registrant, filed Post-Effective Amendment No. 861 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Kimberly Browning provided the following comments on October 18, 2016 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please provide or finalize any missing or bracketed disclosures. Please provide any required exhibits in 485b filing

Response. Any missing or bracketed disclosure will be finalized in the Fund’s next post-effective amendment. Any required exhibits will be filed in the Fund’s next post-effective amendment.

Comment 2. Please note that the Registrant and management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action or absence of action by the Staff.

Response. The Registrant so notes.

Comment 3. Please provide the portfolio turnover amounts and fee table supplementally in your response. Please see the acknowledgement under Rule 409.

Response. Please see the disclosure relating to the Fund’s fee table and portfolio turnover information:

SHAREHOLDER FEES (Fees paid directly from your investment)	Class A	Class C	Class I	Class O

836005.2

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Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None
Redemption Fee (as a % of amount redeemed, if sold within 30 days)	1.00%	1.00%	1.00%	1.00%
ANNUAL FUND OPERATING EXPENSES (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%	1.50%	1.50%	1.50%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.25%
Other Expenses (1)	0.23%	0.23%	0.23%	0.22%
Total Annual Fund Operating Expenses	1.98%	2.73%	1.73%	1.97%
Fee Waiver (2)	(0.08)%	(0.08)%	(0.08)%	(0.07)%
Total Annual Fund Operating Expenses After Fee Waiver	1.90%	2.65%	1.65%	1.90%
1)	“Other Expenses” does not include costs associated with over-the-counter derivatives that provide the Fund with exposure to managed futures strategies via Underlying Pools, or the costs associated with the Underlying Pools themselves. While the Fund intends to make some investments in Underlying Pools directly or through AMFS Fund Limited, a wholly owned subsidiary of the Fund and controlled foreign corporation (the “Subsidiary”), such over-the-counter derivatives are the primary manner in which the Fund intends to gain exposure to Underlying Pools. All costs associated with such derivatives, including structuring and financing fees paid to the Fund’s counterparty, as well as the operating expenses, management fees and incentive fees of the associated Underlying Pools, are included in the investment return of these over-the-counter derivatives and represent an indirect cost of investing in the Fund. Based on the notional amount of such over-the-counter derivatives as of June 30, 2016, the Fund was subject to counterparty structuring and financing fees equal of approximately 0.16% (annualized) of Fund assets on such date. These fees are subject to fluctuation depending on prevailing interest rates and the degree to which such over-the-counter derivatives are employed. As of June 30, 2016, the aggregate weighted average management fees and weighed average incentive/performance fees of the Underlying Pools in which the Subsidiary invested, both directly and indirectly through over-the-counter derivatives, were approximately 0.87% of Underlying Pool notional exposure and 20.00% of Underlying Pool trading profits, respectively. Incentive/performance fees cannot be meaningfully estimated but generally range from 15% to 25% of the trading profits of an Underlying Pool. The performance of the Fund is net of all such embedded incentive/performance fees.
2)	The Fund’s adviser has contractually agreed to reduce its fees and reimburse expenses of the Fund until at least October 31, 2017, to ensure the total annual Fund operating expenses after fee waiver and reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the adviser))will not exceed 1.90%, 2.65%, 1.65% and 1.90% of average daily net assets attributable to Class A, Class C, Class I and Class O shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits. This agreement may be terminated only by the Fund's Board of Trustees, on 60 days’ written notice to the adviser.

October 26, 2016 Page 3

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. During the most recent fiscal year, the Fund's portfolio turnover rate was 231% of the average value of its portfolio.

These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.

Comment 4. Please make confirming changes in the prospectus and SAI pursuant to Staff comments.

Response. The Registrant confirms conforming changes will be made in the Fund’s next post-effective amendment

Comment 5. Please confirm leverage expenses are reflected in the fee table.

Response. The Registrant so confirms.

Comment 6. Please confirm the expense example amounts only reflect the one-year term of the expense limitation agreement.

Response. The Registrant so confirms.

Comment 7. For Class C expense example, please provide narrative pursuant to Item 3. 4(f).

Response. The following disclosure has been added:

You would pay the following expenses if you did not redeem your Class C Shares. The Example also assumes that you invest $10,000 in the Fund for the time periods indicated, assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Comment 8. Please confirm all principal investment strategies and risks are summarized in Item 4.

Response. The Registrant so confirms.

Comment 9. Please reconcile disclosure in Item 4 related to defaulted, foreign and emerging market securities.

Response. The Fund does not invest in foreign and emerging market debt securities as principal investment strategies.

Comment 10. Please clarify if the Fund’s credit rating guidelines apply at time of purchase or at all times.

October 26, 2016 Page 4

Response. The disclosure has been revised as follows:

The Fixed Income strategy will invest primarily in investment grade securities, which the Fund defines as those that are rated, at the time purchased, in the top four categories by a rating agency such as Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P"), or, if, unrated determined to be of comparable quality. In the event that a fixed income security ‘s rating is downgraded below investment grade, the sub-adviser will take such actions over such reasonable period of time as it determines are prudent and in the best interests of the Client. The Adviser expects that approximately 70% to 80% of its assets will be allocated to the Fixed Income strategy. However, as market conditions change the range may be higher or lower.

Comment 11. Please disclose the lowest credit quality that can be held and what the Fund may do if a security id downgraded.

Response. Please see response to Comment 10.

Comment 12. Please consider the letter from Barry Miller to the ICI dated July 30, 2010 with respect to the Fund’s disclosure of derivatives.

Response. The Registrant has considered the letter from Barry Miller to the ICI dated July 30, 2010 with respect to the Fund’s disclosure of derivatives.

Comment 13. If the Fund uses total return swaps, please disclose that the Fund will segregate an appropriate amount. Please see Investment Company Rel. No. 10666 and SEC Concept Release No. 29776, August 2011. Please note that future guidance from the SEC may affect leverage and asset coverage requirements.

Response. The Fund does not use total return swaps. To the extent the Fund utilizes total return swaps in the future, it will segregate an appropriate amount of asset coverage consistent with current guidance.

Comment 14. The Staff reiterates the previous comments made with respect to disclosure related to the Fund’s controlled foreign corporation (“CFC”). Please revise responses to the previous comments as appropriate or confirm that previous responses are still accurate and applicable.

Response. The Registrant confirms that the previous comments remain accurate and applicable and that no revisions are necessary.

Comment 15. Please clarify the term” mortgage-backed securities” in the description of Extension Risk.

Response. The disclosure has been revised as follows:

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Extension Risk: There is a risk that if interest rates rise, repayments of principal on certain debt securities, including, but not limited to, floating rate loans and mortgage-related securities such as residential and commercial mortgage-backed securities, may occur at a slower rate than expected and the expected maturity of those securities could lengthen as a result. Securities that are subject to extension risk generally have a greater potential for loss when prevailing interest rates rise, which could cause their values to fall sharply.

Comment 16. Please change references to “each Subsidiary” to “its Subsidiary”.

Response. The requested change will be made as appropriate.

.

Comment 17. Please revise the section titled “Temporary Investments” to “Temporary Defensive Investments”.

Response. The requested change has been made.

Comment 18. Please revise the disclosure regarding temporary investments to disclose that taking such positions are inconsistent with the Fund’s principal investment strategies and that the Fund may not achieve its investment objective when taking such positions.

Response. The disclosure has been revised as follows:

TEMPORARY DEFENSIVE INVESTMENTS: To respond to adverse market, economic, political or other conditions, a Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments. Such investments may be inconsistent with a Fund’s principal investment strategies. These short-term debt securities and money market instruments include: shares of money market mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While a Fund is in a defensive position, the Fund may not be able to achieve its investment objective.

Comment 19. Please delete or move the last two sentences of the Temporary Investment paragraph to a more appropriate location.

Response. The disclosure in question has been deleted.

Comment 20. Please disclose that fund orders are processed at NAV after received in good order by the Fund.

Response. Existing disclosure addresses that fund orders are processed at NAV after received in good order by the Fund.

Comment 21. Please disclose the timeframe for sending Fund share redemption proceeds.

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Response. Existing disclosure addresses the timeframe for redemption proceeds to be sent to a redeeming shareholder:

SAI

Comment 22. Please confirm all non-principal investment strategies and risks are disclosed in the SAI.

Response. The Registrant so confirms.

Comment 23. Please distinguish between the Fund’s principal and non-principal investment strategies/risks. Please consider using separate sections.

Response. The disclosure has been revised as follows:

To the extent an investment strategy or risk is not disclosed in the Funds’ prospectus, such strategy or risk is a non-principal strategy or risk of a Fund.

Comment 24. Please confirm all principal investment strategies in the SAI are in the Fund’s prospectus.

Response. The Registrant so confirms.

Comment 25. Please provide a policy regarding reverse repurchase agreements and that such agreement constitute a borrowing. Please disclose the maximum amount of Fund assets that may be subject to reverse repurchase agreement.

Response. The following disclosure has been added:

Reverse Repurchase Agreements

In a reverse repurchase agreement, the Fund sells portfolio securities to another party and agrees to repurchase the securities at an agreed-upon price and date. Reverse repurchase agreements involve the risk that the other party will fail to return the securities in a timely manner, or at all, which may result in losses to the Fund. The Fund could lose money if it is unable to recover the securities and the value of the collateral held by the Fund is less than the value of the securities. These events could also trigger adverse tax consequences to the Fund. Reverse repurchase agreements also involve the risk that the market value of the securities sold will decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements may increase fluctuations in the Fund’s NAV and may be viewed as a form of borrowing by a Fund.

Comment 26. Please revise the carve out for the concentration policy for the Futures Evolution Fund as it relates to asset-backed and mortgage-backed securities or provide an explanation as to why such securities do not constitute an industry for the purposes of the Fund’s concentration policy. The Staff considers privately issued MBS to be an industry for concentration purposes and objects to broad-based statements that such securities do not constitute an industry.

October 26, 2016 Page 7

Response. It is the Registrant’s understanding that it is permitted to establish its own industry classifications provided that such classifications are reasonable and not so broad that the primary economic characteristics of the companies in a single industry are materially different.

Neither the Fund’s concentration policy, the Investment Company Act of 1940 (“1940 Act”), nor any SEC regulation defines “industry” for 1940 Act concentration policy purposes. Also, the Registrant considers asset-backed and mortgage backed securities to be types of securities, rather than companies that relate to one particular industry or group of related industries. The Registrant additionally notes that certain standard industrial classification codes do not consider such securities to be considered as an industry for classification purposes.

Furthermore, the underlying characteristics of the obligations backing such instruments are so varied and materially different that the Registrant believes that considering such instruments as an industry for the purposes of the Fund’s concentration policy would not be appropriate.

Given the absence of formal guidance and the potentially varying perceptions of such securities in the marketplace, the Registrant believes that its conclusion is reasonable and not inconsistent with legal requirements.

Comment 27. Please provide a policy regarding pledging of fund assets. Please note that that maximum amount of Fund’s assets pledged to security purposes is 1/3 of Fund’s total assets.

Response. The revised disclosure is as follows:

Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any assets of the Fund except as may be necessary in connection with borrowings described in limitation (2) above describing the fundamental restrictions.   Margin deposits, security interests, liens and collateral arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques are not deemed to be a mortgage, pledge or hypothecation of assets for purposes of this limitation. Such margin deposits, security interest, liens and collateral arrangements plus any Fund assets mortgaged, pledged, hypothecated or transferred may not exceed 33 1/3% of the Fund’s total assets.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla